Email for industry professionals:

Hi! My name is Starla Christian. I am a Film Producer of 20 + years and I'm very excited to be launching on WeFunder for the first time coming soon, October 21st. With the industry and it's demands always changing, my team and I are super excited to have our feature Immanent, on this platform for investors to be involved, that wouldn't have the opportunity otherwise.

To give you a bit of a teaser, here is our logline:

In the shadows of a tavern, a government auditor faces off against a cunning adversary in a quest to infiltrate a covert program harboring otherworldly technology, before risking his life and his pregnant wife's safety.

From our Director to Cinematographer, to our Star Talent (tv series regulars), we have a strong team to match this award winning script (quarterfinalist of SYS Six-figure screenplay contest), Immanent.

Looking forward to sharing our launch with you on the 21st!

Best,
Starla Christian

Hi Friends and family!
I'm very excited to be launching on WeFunder for the first time coming soon, October 21st. For those who have never heard of WeFunder, it is a crowd funding campaign platform but not for donations; rather each pledge is an investment. Ours is set at $100 as the minimum. With the film industry and it's demands always changing, my team and I are super excited to have our project, Immanent, on this platform for investors/first time investors to be involved, that wouldn't have the opportunity otherwise.

To give you a bit of a teaser, here is our logline:

In the shadows of a tavern, a government auditor faces off against a cunning adversary in a quest to infiltrate a covert program harboring otherworldly technology, before risking his life and his pregnant wife's safety.

From our Director to Cinematographer, to our Star Talent (tv series regulars), we have a strong team to match this award winning script (quarterfinalist of SYS Six-figure screenplay contest), Immanent.

Looking forward to sharing our launch with you on the 21st! Keep a look out!

Best, Starla